Exhibit 99.1

Cresco Labs Announces Second Quarter 2022 Results

Company reports 4% year-over-year revenue growth and 11% year-over-year adjusted EBITDA growth; continues industry leadership with branded product performance and retail productivity

Company provides positive update on Columbia Care divestiture process, regulatory approvals and closing timeline

CHICAGO—(BUSINESS WIRE)— Cresco Labs Inc. (CSE: CL) (OTCQX: CRLBF) (FSE: 6CQ) (“Cresco Labs” or the “Company”), a vertically integrated, multi-state operator and the no. 1 producer of branded cannabis products in the industry, today released its financial results for the quarter ended June 30, 2022. All financial information presented in this release is reported in accordance with U.S. Generally Accepted Accounting Principles (“U.S. GAAP”) and in U.S. dollars.

Second Quarter 2022 Financial Highlights

•	Second quarter revenue of $218 million, up 4% year-over-year.

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Adjusted gross profit[1] of $116 million, or 53% of revenue, an increase of 8% year-over-year, excluding fair value mark-up for acquired inventory and cost of goods sold adjustments for acquisitions and other non-core costs.

•	Second quarter adjusted EBITDA[1] of $51 million, or 23% of revenue, an increase of 11% year-over-year.

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Wholesale revenue of $95 million, which maintained the Company’s position as no. 1 U.S. seller of branded cannabis products with leading share positions in the flower, concentrates and vape categories[2].

•	Achieved the leading branded share position in Massachusetts and maintained no. 1 share position in both Illinois and Pennsylvania[2].

•	Retail revenue increased 22% year-over-year, to $123 million, or $2.5 million per average store open in the quarter; same-store-sales increased 6% year-over-year.

•	Ended the quarter with $90 million of cash on hand.

•	On July 8, the Columbia Care shareholders approved the previously announced, all stock acquisition by Cresco Labs and the Company continues to work toward closing the transaction around year-end.

Management Commentary

“We reported solid results in the face of an unprecedented macro environment. We generated $218 million in revenue, representing 4% year-over-year growth, and maintained our industry position as the no. 1 wholesaler of branded cannabis2, the no. 1 branded product portfolio chosen by consumers2, and the no. 1 most productive per-store national retailer. Importantly, we accomplished these results while maintaining our Adjusted Gross Margin1 at 53% and Adjusted EBITDA1 margin of 23%, in a market where prices fell between 10-30% depending on the state. The Columbia Care transaction is proceeding as expected — we’re checking off milestone after milestone, the divestiture and regulatory processes are on track and we continue to anticipate a closing around year end,” said Charles Bachtell, CEO and Co-Founder of Cresco Labs.

“We recognize the challenges currently facing the cannabis industry and the tough macro backdrop we are operating against. In this environment, we are managing through today while remaining focused on the long-game — we’re holding and growing market share, driving efficiencies across the business to maintain margins, and preparing for the integration of Columbia Care to drive future growth. Over the next three years, growth will come from the transition to adult use in seven large markets: New Jersey, New York, Pennsylvania, Ohio, Virginia, Florida and Maryland. Our combined footprint with Columbia Care, gives us exposure to all of these markets and leading positions in several. This is arguably the highest value footprint in cannabis – 180 million Americans and all 10 of the 10 highest projected 2025 revenue states. The acquisition more than doubles our retail footprint, gives us a number one branded or retail share position in five markets, and optimizes our operational footprint. It gives us the breadth and depth that we believe ensures growth, diversifies our revenue mix and creates an industry leader,” Mr. Bachtell concluded.

Balance Sheet, Liquidity, and Other Financial Information

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As of June 30, 2022, current assets were $314 million, including cash and cash equivalents of $90 million. The Company had working capital of $86 million and senior secured term loan debt, net of discount and issuance costs, of $379 million.

•	The Company paid a total of $89 million in taxes during the quarter, including tax distributions to non-controlling unit holders and other out-of-period payments of $67 million.

•	Total shares on a fully converted basis were 443,671,426 as of June 30, 2022.

Social Equity and Education Development Program

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This year’s “Summer of Social Justice” campaign has far surpassed last year’s impact, with the Company’s SEEDTM initiative supporting the record sealing, expungement process and restorative journey for over 4,500 individuals nationwide.

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Parkway Dispensary, LLC and Navada Labs, LLC, both social equity groups supported by SEEDTM, received conditional adult-use dispensary licenses as part of the 185 new licenses recently issued by the state of Illinois. The SEED team continues to conduct outreach and build relationships with all new licensees in Illinois. Phase 2 of the SEED community business incubator will commence next month.

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The Illinois Cannabis Education Center (“ICEC”) officially opened to colleges as well as community, and business organizations. To date, eight colleges and eight entrepreneurship training organizations have utilized the ICEC and served over 200 individuals and 40 ancillary cannabis businesses. Through the ICEC, students, entrepreneurs and working individuals receive hands-on trainings focused on compliance, security, technology and daily operations in a mock dispensary to understand all aspects of cannabis retail. The Company looks forward to welcoming Illinois’ new adult-use dispensary licensees to the space.

Capital Markets and M&A Activity

•	On March 23, 2022, the Company announced a definitive arrangement agreement whereby Cresco Labs will acquire Columbia Care in an all-stock transaction. Please click here for additional details.

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The transaction received federal Hart Scott Rodino[3] approval in May 2022. In July 2022, Columbia Care shareholders approved the transaction, followed by the approval from the Supreme Court of British Columbia.

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The asset divestiture process is proceeding as planned in terms of both timelines and gross proceeds, as is the state regulatory approval process. The Company targets closing the transaction around year-end 2022.

Conference Call and Webcast

The Company will host a conference call and webcast to discuss its financial results on Wednesday, August 17, 2022, at 8:30am Eastern Time (7:30am Central Time). The conference call may be accessed via webcast or by dialing 1-844-200-6205 (US Toll Free), 1-833-950-0062 (CDN Toll Free), 1-646-904-5544 (US Local), +1 929-526-1599 (Other) providing access code 035060. Archived access to the webcast will be available for one year on the Cresco Labs’ investor relations website.

Consolidated Financial Statements

The financial information reported in this press release is based on unaudited management prepared financial statements for the quarter ended June 30, 2022. These financial statements have been prepared in accordance with U.S. GAAP. This release contains certain preliminary financial results for the second quarter, including Cost of goods sold; Gross profit; Other income, net; Income tax expense; Net loss; Inventory, net; Right-of-use assets; Current portion of lease liabilities; Lease liabilities; and Non-controlling interests. The Company expects to file its unaudited interim condensed consolidated financial statements for the quarter ended June 30, 2022, on SEDAR by August 18, 2022. Accordingly, such financial information may be subject to change. All financial information contained in this press release is qualified in its entirety with reference to such financial statements. While the Company does not expect there to be any material changes between the information contained in this press release and the consolidated financial statements it files on SEDAR, to the extent that the financial information contained in this press release is inconsistent with the information contained in the Company’s financial statements, the financial information contained in this press release shall be deemed to be modified or superseded by the Company’s filed financial statements. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation for purposes of applicable securities laws. Further, the reader should refer to the additional disclosures in the Company’s audited financial statements for the year ended December 31, 2021, previously filed on SEDAR.

Cresco Labs references certain non-GAAP financial measures throughout this press release, which may not be comparable to similar measures presented by other issuers, and should be considered preliminary based on the potential for change in the financial statement line items indicated above. Please see the “Non-GAAP Financial Measures” section below for more detailed information.

Non-GAAP Financial Measures

Earnings before interest, taxes, depreciation, and amortization (“EBITDA”), Adjusted EBITDA, and Adjusted gross profit are non-GAAP financial measures and do not have standardized definitions under U.S. GAAP. The Company has provided the non-GAAP financial measures, which are not calculated or presented in accordance with U.S. GAAP, as supplemental information and in addition to the financial measures that are calculated and presented in accordance with U.S. GAAP and may not be comparable to similar measures presented by other issuers. These supplemental non-GAAP financial measures are presented because management has evaluated the financial results both including and excluding the adjusted items and believe that the supplemental non-GAAP financial measures presented provide additional perspective and insights when analyzing the core operating performance of the business. These supplemental non-GAAP financial measures should not be considered superior to, as a substitute for or as an alternative to, and should only be considered in conjunction with, the U.S. GAAP financial measures presented herein. Accordingly, the Company has included below reconciliations of the supplemental non-GAAP financial measures to the most directly comparable financial measures calculated and presented in accordance with U.S. GAAP.

About Cresco Labs Inc.

Cresco Labs is one of the largest vertically integrated, multistate cannabis operators in the United States, with a mission to normalize and professionalize the cannabis industry. Employing a consumer-packaged goods (“CPG”) approach, Cresco Labs is the largest wholesaler of branded cannabis products in the U.S. Its brands are designed to meet the needs of all consumer segments and comprised of some of the most recognized and trusted national brands including Cresco®, Cresco Reserve®, High Supply®, Mindy’s™, Good News®, Remedi™, Wonder Wellness Co.® and FloraCal®. Sunnyside*®, Cresco Labs’ national dispensary brand, is a wellness-focused retailer created to build trust, education and convenience for both existing and new cannabis consumers. Recognizing that the cannabis industry is poised to become one of the leading job creators in the country, Cresco Labs operates the industry’s largest Social Equity and Educational Development initiative, SEED™, which was established to ensure that all members of society have the skills, knowledge and opportunity to work and own businesses in the cannabis industry. Learn more about Cresco Labs at www.crescolabs.com.

Forward-Looking Statements

This press release contains “forward-looking information” within the meaning of applicable Canadian securities legislation and may also contain statements that may constitute “forward-looking statements” within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995 (collectively, “forward-looking statements”). Such forward-looking statements are not representative of historical facts or information or current condition, but instead represent only the Company’s beliefs regarding future events, plans or objectives, many of which, by their nature, are inherently uncertain and outside of the Company’s control. Generally, such forward-looking statements can be identified by the use of forward-looking terminology such as, ‘may,’ ‘will,’ ‘should,’ ‘could,’ ‘would,’ ‘expects,’ ‘plans,’ ‘anticipates,’ ‘believes,’ ‘estimates,’ ‘projects,’ ‘predicts,’ ‘potential’ or ‘continue’ or the negative of those forms or other comparable terms. The Company’s forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the Company’s actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements, including but not limited to those risks discussed under “Risk Factors” in the Company’s Annual Information Form for the year ended December 31, 2021, filed on March 25, 2022, other documents filed by the Company with Canadian securities regulatory authorities; and other factors, many of which are beyond the control of the Company. Readers are cautioned that the foregoing list of factors is not exhaustive. Because of these uncertainties, you should not place undue reliance on the Company’s forward-looking statements. No assurances are given as to the future trading price or trading volumes of Cresco Labs’ shares, nor as to the Company’s financial performance in future financial periods. The Company does not intend to update any of these factors or to publicly announce the result of any revisions to any of the Company’s forward-looking statements contained herein, whether as a result of new information, any future event or otherwise. Except as otherwise indicated, this press release speaks as of the date hereof. The distribution of this press release does not imply that there has been no change in the affairs of the Company after the date hereof or create any duty or commitment to update or supplement any information provided in this press release or otherwise.

[1]	See “Non-GAAP Financial Measures” at the end of this press release for more information regarding the Company’s use of non-GAAP financial measures.
[2]	According to BDSA

[3]	Hart-Scott-Rodino Antitrust Improvements Act of 1976 (“HSR”)

Cresco Labs Inc.

Financial Information and Non-GAAP Reconciliations

(All amounts expressed in thousands of U.S. Dollars)

Unaudited Consolidated Statements of Operations

For the Three Months Ended June 30, 2022, March 31, 2022, and June 30, 2021

	For the Three Months Ended
($ in thousands)	June 30, 2022	March 31, 2022	June 30, 2021
Revenue	$218,226	$214,391	$209,975
Cost of goods sold	105,402	107,018	108,994

Gross profit	112,824	107,373	100,981
Gross profit %	51.7%	50.1%	48.1%
Operating expenses:
Selling, general and administrative	77,912	76,048	71,605
Share-based compensation	6,583	6,506	8,814
Depreciation and amortization	5,652	4,552	5,690

Total operating expenses	90,147	87,106	86,109

Income from operations	22,677	20,267	14,872

Other expense:
Interest expense, net	(12,016)	(14,363)	(11,481)
Other income (expense), net	4,681	(6,772)	12,725

Total other (expense) income, net	(7,335)	(21,135)	1,244

Income (loss) before income taxes	15,342	(868)	16,116
Income tax expense	(23,638)	(22,807)	(13,463)

Net (loss) income[1]	$(8,296)	$(23,675)	$2,653

[1]	Net (loss) income includes amounts attributable to non-controlling interests.

Cresco Labs Inc.

Unaudited Reconciliation of Gross Profit to Adjusted Gross Profit (Non-GAAP)

For the Three Months Ended June 30, 2022, March 31, 2022, and June 30, 2021

	For the Three Months Ended
($ in thousands)	June 30, 2022	March 31, 2022	June 30, 2021
Revenue	$218,226	$214,391	$209,975
Cost of goods sold[1]	105,402	107,018	108,994

Gross profit	$112,824	$107,373	$100,981
Fair value mark-up for acquired inventory	123	5,322	6,053
COGS adjustments for acquisition and other non-core costs	2,657	—	—

Adjusted gross profit (Non-GAAP)	$115,604	$112,695	$107,034

Adjusted gross profit %	53.0%	52.6%	51.0%

[1]	Production (cultivation, manufacturing, and processing) costs related to products sold during the period.

Cresco Labs Inc.

Summarized Unaudited Consolidated Statements of Financial Position

As of June 30, 2022 and December 31, 2021

($ in thousands)	June 30, 2022	December 31, 2021
Cash and cash equivalents	$89,508	$223,543
Other current assets	224,809	198,212
Property and equipment, net	396,168	369,092
Intangible assets, net	433,345	437,644
Goodwill	448,376	446,767
Other non-current assets	108,837	105,205

Total assets	$1,701,043	$1,780,463

Total current liabilities	228,216	288,394
Total long-term liabilities	689,203	694,333
Total shareholders’ equity	783,624	797,736

Total liabilities and shareholders’ equity	$1,701,043	$1,780,463

Cresco Labs Inc.

Unaudited Reconciliation of Net Income to Adjusted EBITDA (Non-GAAP)

For the Three Months Ended June 30, 2022, March 31, 2022, and June 30, 2021

	For the Three Months Ended
($ in thousands)	June 30, 2022	March 31, 2022	June 30, 2021
Net (loss) income[1]	$(8,296)	$(23,675)	$2,653
Depreciation and amortization	13,113	10,960	9,806
Interest expense, net	12,016	14,363	11,481
Income tax expense	23,638	22,807	13,463

Earnings before interest, taxes, depreciation, and amortization (EBITDA) (Non-GAAP)	$40,471	$24,455	$37,403

Other (income) expense, net	(4,681)	6,772	(12,725)
Fair value mark-up for acquired inventory	123	5,322	6,053
Adjustments for acquisition and other non-core costs	7,231	6,694	5,280
Share-based compensation	7,449	7,506	9,518

Adjusted EBITDA (Non-GAAP)	$50,593	$50,749	$45,529

[1]	Net (loss) income includes amounts attributable to non-controlling interests.

Cresco Labs Inc.

Unaudited Summarized Consolidated Statements of Cash Flows

For the Three Months Ended June 30, 2022, March 31, 2022, and June 30, 2021

	For the Three Months Ended
($ in thousands)	June 30, 2022	March 31, 2022	June 30, 2021
Net cash used in operating activities	$(7,076)	$(3,418)	$(43,191)
Net cash used in investing activities	(13,388)	(34,219)	(29,587)
Net cash used in financing activities	(69,135)	(6,365)	(50,690)
Effect of foreign currency exchange rate changes on cash	13	(180)	(270)

Net decrease in cash and cash equivalents	$(89,586)	$(44,182)	$(123,738)

Cash and cash equivalents and restricted cash, beginning of period	181,920	226,102	258,971

Cash and cash equivalents and restricted cash, end of period	$92,334	$181,920	$135,233

Contacts

Media

Jason Erkes, Cresco Labs

Chief Communications Officer

press@crescolabs.com

312-953-2767

Investors

Megan Kulick, Cresco Labs

SVP, Investor Relations

investors@crescolabs.com

For general Cresco Labs inquiries:

312-929-0993

info@crescolabs.com

Source: Cresco Labs Inc.